UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 33-80178

PRESS RELEASE

Growing a new forest for the people of Ontario

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Growing a new forest for the people of Ontario

Kapuskasing (Ontario), June 10, 2004 - Tembec announced today the planting of the 250 millionth tree in the Gordon Cosens Forest, a forest renewal milestone for one of the Company's sustainable forest licenses.

At a ceremony held at Kilometre 38 on Swanson Road in Kapuskasing, the 250 millionth tree was dedicated to the memory of Kent Douglas Virgo, a Registered Professional Forester with Tembec, who passed away suddenly in late January. Prior to joining the Spruce Falls Power and Paper Company (now Spruce Falls Inc., a subsidiary of Tembec) in 1981, Mr. Virgo worked for about a decade at the Ontario Ministry of Natural Resources, where he managed the Kapuskasing Crown Management Unit, and negotiated the Forest Management Agreement that became known as the Gordon Cosens Forest. After joining Tembec, Mr. Virgo managed the Forest and implemented the Agreement. "On the job, Kent was driven by one single goal - to improve the quality of forest management. Working at the Ministry of Natural Resources or in the forest industry, Kent's determination was the key to achieving his goals," said Rick Groves, Chief Forester of Ontario Operations for Tembec.

The forest industry has a long history in forest renewal in the Kapuskasing area, beginning with forestry research studies when logging operations first started in the 1920s. This was followed by a tree nursery, established in 1947 by Spruce Falls Power and Paper Company Limited, to produce seedlings for planting on sites where natural regeneration could not produce an adequate supply of black and white spruce.

A more recent milestone took shape on April 4, 2003, when Tembec became the first industrial player in Canada's Boreal Forest to receive a Forest Stewardship Council (FSC) certificate for the Gordon Cosens Forest, which became one of the largest FSC-certified areas in the world. The certificate was awarded by SmartWood, the FSC's accredited certifier. FSC certification is the highest international endorsement for environmentally and socially responsible forestry practices.

Tembec celebrated another tree-planting milestone earlier in the week. On June 8th, in Chapleau Ontario, Tembec celebrated the planting of the 75 millionth tree in Superior Forest. The Chapleau operations joined the Company in December 2003.

These efforts and accomplishments all underscore Tembec's commitment to socially and environmentally responsible forestry practices, and its objective to achieve FSC certification for all the forests under its care.

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	James Lopez Executive Vice President President, Forest Products Group Tel.: (819) 627-4740	Rick Groves Chief Forester of Ontario Operations Forest Resource Management Group Tel.: (705) 360-1280

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: June 10, 2004